                                 AMENDMENT NO. 3
                                       TO
                                RIGHTS AGREEMENT

     Amendment No. 3, dated as of December 7, 1999 (the "Amendment"), to the Rights Agreement, dated as of October 19, 1990 and amended as of June 28, 1995 and February 22, 1999, (as amended to date, the "Rights Agreement"), between Apogee Enterprises, Inc., a Minnesota corporation (the "Company"), and American Stock Transfer & Trust Company (f/k/a American Stock Transfer Company), a New York corporation (the "Rights Agent").

                                   WITNESSETH:

     WHEREAS, the Company and the Rights Agent entered into the Rights Agreement; and

     WHEREAS, on December 2, 1999, the Board of Directors of the Company, in accordance with Section 27 of the Rights Agreement, determined it desirable and in the best interests of the Company and its shareholders to supplement and amend certain provisions of the Rights Agreement.

     NOW, THEREFORE, in consideration of the premises and the mutual agreements herein set forth, the parties hereby agree as follows:

     Section 1. Amendment to Section 23. The first sentence of Section 23(a) of the Rights Agreement is hereby amended to read in its entirety as follows:

     "Subject to the provisions of Section 27, the Board of Directors of the Company may, at its option, at any time prior to the earlier of (i) the Close of Business on the twentieth day after the Share Acquisition Date (or, if the twentieth day following such Share Acquisition Date occurs before the record Date, the Close of Business on the Record Date) or (ii) the final Expiration Date, redeem all but not less than all of the then outstanding Rights at a redemption price of $.01 per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date hereof (such redemption price being hereinafter referred to as the "Redemption Price")."

     Section 2. Amendment to Form of Right Certificate. The first page of the Form of Right Certificate to purchase Preferred Shares set forth in Exhibit B attached to the Rights Agreement is hereby amended to read in its entirety as set forth in the attachment hereto.

     Section 3. Amendment to Summary of Rights. The form of Summary of Rights to purchase Preferred Shares set forth in Exhibit C attached to the Rights Agreement is hereby amended to read in its entirety as set forth in the attachment hereto.

     Section 4. Rights Agreement as Amended. The term "Agreement" as used in the Rights Agreement shall be deemed to refer to the Rights Agreement as amended hereby. This Amendment shall be effective as of the date hereof and, except as set forth herein, the Rights Agreement shall remain in full force and effect and be otherwise unaffected hereby.

     Section 5. Counterparts. This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

     IN WITNESS WHEREOF, the parties have caused this Amendment to be duly executed and their respective corporate seals to be hereunto affixed and attested, all as of the day and year first above written.

                                     APOGEE ENTERPRISES, INC.
Attest:


By: /s/ Patricia A. Beithon          By:  /s/   Russell Huffer
-----------------------------        -------------------------------------
Title: Secretary and General         Title: Chief Executive Officer and
       Counsel                              President


                                     AMERICAN STOCK TRANSFER & TRUST
                                        COMPANY F/K/A
                                     AMERICAN STOCK TRANSFER COMPANY
Attest:


By: /s/ Felix Orihuela               By: /s/ Geraldine M. Zarbo
-----------------------------        -------------------------------------
Title: Assistant Vice President      Title: Vice  President